Condensed Consolidated Interim Financial Statements

Points International Ltd.
September 30, 2017

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Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

As at		September 30,	December 31,
		2017	2016
ASSETS	Note
Current assets
Cash and cash equivalents		$54,949	$46,492
Short-term investments		-	10,033
Restricted cash		500	500
Funds receivable from payment processors		11,561	10,461
Accounts receivable		6,983	4,057
Prepaid expenses and other assets	10	3,055	1,475
Total current assets		$77,048	$73,018

Non-current assets
Property and equipment		2,126	1,750
Intangible assets		15,557	16,896
Goodwill		7,130	7,130
Deferred tax assets		1,999	1,725
Other assets		2,713	2,715
Total non-current assets		$29,525	$30,216
Total assets		$106,573	$103,234

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$6,819	$6,335
Income taxes payable		226	1,638
Payable to loyalty program partners		54,055	53,242
Current portion of other liabilities	10	784	771
Total current liabilities		$61,884	$61,986

Non-current liabilities
Deferred tax liabilities		298	211
Other liabilities		617	719
Total non-current liabilities		$915	$930

Total liabilities		$62,799	$62,916

SHAREHOLDERS’ EQUITY
Share capital		$58,365	58,412
Contributed surplus		10,483	9,881
Accumulated other comprehensive income (loss)		585	(127)
Accumulated deficit		(25,659)	(27,848)
Total shareholders’ equity		$43,774	$40,318
Total liabilities and shareholders’ equity		$106,573	$103,234
Guarantees and commitments	8
Credit facilities	11

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	Note	For the three months		For the nine months
		ended		ended
		September 30,	September 30,	September 30,	September 30,
		2017	2016	2017	2016
REVENUE
Principal		$87,200	$79,671	$248,549	$230,941
Other partner revenue		3,927	2,725	11,116	8,786
Interest		71	46	158	139
Total Revenue	4	$91,198	$82,442	$259,823	$239,866

EXPENSES
Direct cost of principal revenue		79,772	72,380	225,928	208,449
Employment costs		6,660	5,457	18,731	17,574
Marketing and communications		422	460	1,587	1,247
Technology services		489	446	1,390	1,236
Depreciation and amortization		1,029	1,224	3,017	3,451
Foreign exchange (gain) loss		(75)	1	(183)	169
Operating expenses		1,986	1,838	6,068	4,664
Total Expenses		$90,283	$81,806	$256,538	$236,790

OPERATING INCOME BEFORE INCOME TAXES		$915	$636	$3,285	$3,076

Income tax expense		310	301	1,096	917
NET INCOME		$605	$335	$2,189	$2,159

OTHER COMPREHENSIVE INCOME
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivatives designated as cash flow hedges		573	(196)	1,101	759
Income tax effect		(151)	52	(292)	(201)

Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		(192)	(27)	(132)	310
Income tax effect		51	7	35	(82)
Other comprehensive income for the period, net of income tax		$281	$(164)	$712	$786

TOTAL COMPREHENSIVE INCOME		$886	$171	$2,901	$2,945

EARNINGS PER SHARE
Basic earnings per share	6	$0.04	$0.02	$0.15	$0.14
Diluted earnings per share	6	$0.04	$0.02	$0.15	$0.14

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

				Attributable to equity holders of the Company
					Accumulated
Expressed in thousands of United States dollars except number of shares					other		Total
(Unaudited)		Share Capital		Contributed	comprehensive	Accumulated	shareholders’
		Number		Surplus	income (loss)	deficit	equity
		of Shares	Amount

Balance at December 31, 2016		14,878,674	$58,412	$9,881	$(127)	$(27,848)	$40,318
Net income		-	-	-	-	2,189	2,189
Other comprehensive income, net of tax		-	-	-	712	-	712
Total comprehensive income		-	-	-	712	2,189	2,901
Effect of share option compensation plan	7	-	-	223	-	-	223
Effect of RSU compensation plan	7	-	-	2,834	-	-	2,834
Share issuances – share options	7	16,988	395	(335)			60
Share issuances – RSUs		-	1,255	(1,255)	-	-	-
Share capital held in trust	7	-	(1,053)	-	-	-	(1,053)
Shares repurchased	5	(162,347)	(644)	(865)	-	-	(1,509)
Balance at September 30, 2017		14,733,315	$58,365	$10,483	$585	$(25,659)	$43,774

Balance at December 31, 2015		15,306,402	$59,293	$9,859	$(624)	$(26,333)	$42,195
Net income		-	-	-	-	2,159	2,159
Other comprehensive income, net of tax		-	-	-	786	-	786
Total comprehensive income		-	-	-	786	2,159	2,945
Effect of share option compensation plan	7	-	-	431	-	-	431
Effect of RSU compensation plan	7	-	-	1,316	-	-	1,316
Share issuances – share options		500	7	(2)	-	-	5
Share issuances – RSUs		-	620	(620)	-	-	-
Shares repurchased	5	(134,258)	(526)	(627)	-	-	(1,153)
Balance at September 30, 2016		15,172,644	$59,394	$10,357	$162	$(24,174)	$45,739

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars
(Unaudited)

		For the three months		For the nine months
	Note	ended		Ended

		September 30,	September	September 30,	September 30,
		2017	30, 2016	2017	2016

Cash flows from operating activities
Net income for the period		$605	$335	$2,189	$2,159
Adjustments for:
Depreciation of property and equipment		238	344	649	936
Amortization of intangible assets		791	880	2,368	2,515
Unrealized foreign exchange loss (gain)		716	85	1,425	(450)
Equity-settled share-based payment transactions	7	1,321	389	3,057	1,747
Deferred income tax recovery		(46)	(162)	(444)	(164)
Net gain (loss) on derivative contracts designated as cash flow hedges		381	(223)	969	1,069
Changes in non-cash balances related to operations	9	3,975	(7,586)	(5,808)	(8,680)
Net cash provided by (used in) operating activities		$7,981	$(5,938)	$4,405	$(868)

Cash flows from investing activities
Acquisition of property and equipment		(267)	(762)	(1,025)	(1,117)
Additions to intangible assets		(358)	(275)	(1,029)	(1,350)

Settlement of short-term investment, net of interest received		10,033	-	10,033	-
Changes in restricted cash		-	-	-	500
Net cash provided by (used in) investing activities		$9,408	$(1,037)	$7,979	$(1,967)

Cash flows from financing activities
Proceeds from exercise of share options	7	60	-	60	5
Purchase of share capital held in trust	7	(857)	-	(1,053)	-
Shares repurchased	5	(1,439)	(478)	(1,509)	(1,153)
Net cash used in financing activities		$(2,236)	$(478)	$(2,502)	$(1,148)

Effect of exchange rate fluctuations on cash held		(716)	(86)	(1,425)	451

Net increase (decrease) in cash and cash equivalents		$14,437	$(7,539)	$8,457	$(3,532)
Cash and cash equivalents at beginning of the period		$40,512	$55,371	$46,492	$51,364
Cash and cash equivalents at end of the period		$54,949	$47,832	$54,949	$47,832

Interest received		$156	$41	$204	$115
Taxes paid		$(506)	$(242)	$(3,011)	$(542)
Taxes received		$114	$-	$114	$-

Amounts received for interest were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

1. REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 111 Richmond Street West, Suite 700, Toronto, Ontario, Canada, M5H 2G5. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2017 comprise the financial results of the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Development (US) Ltd and Points Travel Inc. The Corporation’s shares are publicly traded on the Toronto Stock Exchange (“TSX”) as PTS and on the NASDAQ Capital Market (“NASDAQ”) as PCOM.

The Corporation operates in three reportable segments (see note 3 below):

Segment	Principal Activities
Loyalty Currency Retailing	Loyalty currency retailing operations for the Corporation’s loyalty partners’ retail consumers.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty partner programs and platforms.
Points Travel	White-label travel booking solution for the loyalty industry that allows retail consumers to earn and/or use their loyalty currency while making certain online travel bookings.

The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2016 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three and nine months ended September 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The notes presented in these third quarter 2017 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2016, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016. All amounts are expressed in thousands of United States dollars, except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 8, 2017.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016, except for the following new significant accounting policy:

(a) Segmented information

During the nine months ended September 30, 2017, the Corporation determined that the composition of its operating segments had changed as a result of a new internal reporting structure being implemented and other related changes. As a result, the Corporation has begun, on a retrospective basis, to disclose segmented information based on this new internal reporting structure.

The Corporation determines its reportable segments based on, among other things, how the Corporation’s chief operating decision maker (“CODM”), the Chief Executive Officer, regularly reviews the Corporation’s operations and performance. The CODM reviews gross profit, which is defined as total revenue less direct cost of principal revenue, and segment profit (loss) represented by Adjusted EBITDA, which is defined as net income before interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation, as the key measure of profitability for the purpose of assessing performance for each operating segment and to make decisions about the allocation of resources. The Corporation follows the same accounting policies for its operating segments as those described in the notes to the consolidated financial statements. The Corporation accounts for transactions between reportable segments in the same way that it accounts for transactions with external parties and eliminates them on consolidation.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The Corporation makes significant judgments in determining its operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by the Corporation’s CODM to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available.

(b) New standards and interpretations not yet adopted

The IASB has issued the following new standards and amendments to existing standards. These changes have not yet been adopted by the Corporation and could have an impact on future periods.

•	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) (effective January 1, 2018);
•	IFRS 2, Share-based Payment (effective January 1, 2018);
•	IFRS 9, Financial Instruments (effective January 1, 2018);
•	IFRIC Interpretation 22, Foreign Currency Translation and Advance Consideration (effective January 1, 2018) and
•	IFRS 16, Leases (effective January 1, 2019).

These changes are described in detail in the Corporation’s 2016 audited consolidated financial statements. The Corporation continues to assess the impact of each of these standards on its consolidated financial statements and the Corporation is progressing with the implementation. As at the date of these interim financial statements, there have been no significant changes to the disclosure related to the implementation of these standards that was included in the Corporation’s 2016 audited financial statements, with the exception of IFRS 15.

With respect to IFRS 15, the Corporation is currently executing on its adoption plan to assess the impact of this standard on the consolidated financial statements. The Corporation’s primary area of focus has been the assessment of whether the Corporation acts as principal or agent in its Buy/Gift program, which generates approximately 90% of its total revenue. Based on the analysis performed, the Corporation expects that the existing classification of principal and agent partner arrangements will continue under IFRS 15 for the majority of its contracts.

The Corporation continues to evaluate its transition method and complete its analysis of secondary revenue streams, including Transfer, Points Travel, and the various programs under the Platform Partners segment. In accordance with current adoption plan, the Corporation anticipates that it will disclose the estimated financial effects of the adoption of IFRS 15 in its 2017 annual consolidated financial statements in anticipation of the adoption of IFRS 15 on January 1, 2018. However, at this time, given the complexity of the estimates, judgments and processes required to comply with the new standard, it is not possible to make a reasonable quantitative estimate of the cumulative effect of the new standard at this time.

(c) New standards adopted

Effective January 1, 2017, the Corporation adopted the following standard issued by the IASB. This change did not have a material impact on the consolidated financial statements.

•	Amendments to IAS 7, Statement of Cash Flows

This change is described in detail in the Corporation’s 2016 audited consolidated financial statements.

4. OPERATING SEGMENT

The Corporation’s reportable segments are Loyalty Currency Retailing, Platform Partners, and Points Travel. These operating segments are organized around differences in products and services. Corporate costs have been allocated to each reportable segment.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

The Corporation’s measure of segment profit or loss is represented by Adjusted EBITDA which is defined as net income as presented in the consolidated statement of comprehensive income but excludes interest expense, income taxes, depreciation, amortization, foreign exchange gains and losses, impairment charges and stock based compensation. Segment profit or loss results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes.

For the three months ended September 30, 2017:

	Loyalty Currency	Platform	Points	Total
	Retailing	Partners	Travel

Total revenue	88,902	1,824	472	91,198
Direct cost of principal revenue	79,609	152	11	79,772
Gross profit	9,293	1,672	461	11,426
Adjusted operating expenses[1]	4,281	2,134	1,821	8,236
Adjusted EBITDA	5,012	(462)	(1,360)	3,190
Equity-settled share-based payment expense[1]				1,321
Income tax expense				310
Depreciation and amortization				1,029
Foreign exchange loss (gain)				(75)
Net income				605

For the three months ended September 30, 2016:

	Loyalty Currency	Platform	Points
	Retailing	Partners	Travel	Total

Total revenue	80,792	1,518	132	82,442
Direct cost of principal revenue	72,226	154	-	72,380
Gross profit	8,566	1,364	132	10,062
Adjusted operating expenses[1]	4,115	2,299	1,398	7,812
Adjusted EBITDA	4,451	(935)	(1,266)	2,250
Equity-settled share-based payment expense[1]				389
Income tax expense				301
Depreciation and amortization				1,224
Foreign exchange loss (gain)				1
Net income				335

For the nine months ended September 30, 2017:

	Loyalty Currency	Platform	Points
	Retailing	Partners	Travel	Total

Total revenue	252,980	5,786	1,057	259,823
Direct cost of principal revenue	225,459	433	36	225,928
Gross profit	27,521	5,353	1,021	33,895
Adjusted operating expenses[1]	12,691	6,730	5,298	24,719
Adjusted EBITDA	14,830	(1,377)	(4,277)	9,176
Equity-settled share-based payment expense[1]				3,057
Income tax expense				1,096
Depreciation and amortization				3,017
Foreign exchange loss (gain)				(183)
Net income				2,189

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

For the nine months ended September 30, 2016:
	Loyalty Currency	Platform	Points
	Retailing	Partners	Travel	Total

Total revenue	235,024	4,641	201	239,866
Direct cost of principal revenue	208,018	421	10	208,449
Gross profit	27,006	4,220	191	31,417
Adjusted operating expenses[1]	12,920	6,394	3,660	22,974
Adjusted EBITDA	14,086	(2,174)	(3,469)	8,443
Equity-settled share-based payment expense[1]				1,747
Income tax expense				917
Depreciation and amortization				3,451
Foreign exchange loss (gain)				169
Net income				2,159

1 Adjusted operating expenses comprise Employment Costs, Marketing and Communications, Technology Services and Operating Expenses, but excludes equity-settled share-based payment expense, which is included in Employment Costs in the condensed consolidated interim statements of comprehensive income.

Enterprise-wide disclosures - Geographic information

	Three months ended

For the period ended September 30,	2017		2016
Revenue
United States	$78,157	86%	$75,300	91%
Europe	10,083	11%	4,636	6%
Canada and other	2,958	3%	2,506	3%
	$91,198	100%	$82,442	100%

	Nine months ended

For the period ended September 30,	2017		2016
Revenue
United States	$228,288	88%	$213,507	89%
Europe	23,173	9%	19,769	8%
Canada and other	8,362	3%	6,590	3%
	$259,823	100%	$239,866	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At September 30, 2017, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended September 30, 2017, there were two (2016 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 60% (2016 – 72%) of the Corporation’s total revenue.

For the nine month period ended September 30, 2017, there were three (2016 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, sales to the members of these partners represented 70% (2016 – 77%) of the Corporation’s total revenue.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

5. CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value

Unlimited common shares
Unlimited preferred shares

Issued

At September 30, 2017, all issued shares are fully paid. The holders of common shares are entitled to receive dividends, if any are declared, and are entitled to one vote per share.

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised of the unrealized gains/losses on foreign exchange derivatives designated as cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Normal Course Issuer Bid (“NCIB”)

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange ("TSX") has accepted its notice of intention to make a normal course issuer bid to repurchase up to 743,468 of its common shares (the "2017 Repurchase"), representing 5% of its 14,869,374 common shares issued and outstanding as of July 31, 2017. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2017 Repurchase.

The primary purpose of the 2017 Repurchase is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporations’ written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, its cash position, and other factors.

In the three months ended September 30, 2017, the Corporation repurchased and cancelled 153,047 common shares at an aggregate purchase price of $1,439. In the nine months ended September 30, 2017, the Corporation cancelled 162,347 shares at an aggregate purchase price of $1,509. In the three and nine months ended September 30, 2017, the Corporation settled all common shares that were purchased, in line with the NCIB, pursuant to private agreements between the Corporation and arm’s-length third party sellers. These purchases were made under the 2017 Repurchase and are included in calculating the number of common shares that the Corporation may purchase pursuant to the NCIB.

On March 2, 2016, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The TSX approved the Corporation's Notice of Intention to make a Normal Course Issuer Bid to repurchase up to 764,930 of its common shares (the "2016 Repurchase"), representing approximately 5% of its 15,298,602 common shares issued and outstanding as of February 24, 2016. The NCIB expired on March 1, 2017. The primary purpose of the 2016 Repurchase was for cancellation.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

6. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three month period ended
	September 30,
Thousands of US dollars, except per share amounts	2017	2016
Net income available to common shareholders for basic and diluted earnings per share	$605	$335
Weighted average number of common shares outstanding – basic	14,833,256	15,222,256
Effect of dilutive securities – share-based payments	10,335	12,341
Weighted average number of common shares outstanding –diluted	14,843,591	15,234,597
Earnings per share - reported:
Basic	$0.04	$0.02
Diluted	$0.04	$0.02

	For the nine month period ended
	September 30,
Thousands of US dollars, except per share amounts	2017	2016
Net income available to common shareholders for basic and diluted earnings per share	$2,189	$2,159
Weighted average number of common shares outstanding – basic	14,857,141	15,261,967
Effect of dilutive securities – share-based payments	11,126	12,116
Weighted average number of common shares outstanding –diluted	14,868,267	15,274,083
Earnings per share - reported:
Basic	$0.15	$0.14
Diluted	$0.15	$0.14

a) Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b) Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with a strike price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

For the three and nine months ended September 30, 2017, 563,995 and 577,131 options that were out of the money (2016 – 645,216 for both the three and nine month periods) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding during the three and nine months ended September 30, 2017 and 2016, respectively.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

7. SHARE-BASED PAYMENTS

As at September 30, 2017, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares for the preceding five consecutive days prior to the date of the grant. The options generally vest over a period of up to three years and expire at the end of five years from the date of grant. Under the plan, share options can only be settled in equity. On May 5, 2016, the shareholders of the Corporation approved a new share option plan which increased the number of options available to grant as described in the Management Information Circular dated March 2, 2016. The new share option plan changed the number of net options authorized to grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available to grant as at September 30, 2017 are shown in the table below :

September 30, 2017
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued and outstanding	(615,843)
Options available to grant	914,017

The options available to grant as at September 30, 2016 are shown in the table below:

September 30, 2016
Shares outstanding as at March 2, 2016	15,298,602
Percentage of shares outstanding	10%
Net options authorized	1,529,860
Less: options issued and outstanding	(745,758)
Options available to grant	784,102

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The Corporation did not grant any share options during the three and nine month periods ended September 30, 2017 (the weighted average fair value of options granted during the three and nine month periods ended September 30, 2016 were $3.76 and $4.26, respectively). Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the option. The fair value of options granted in the nine months ended September 30, 2016 were calculated using the following range of assumptions:

For the nine month period ended September 30, 2016
Dividend yield	NIL
Risk free rate	0.56% - 0.60%
Expected volatility	46.77% - 46.87%
Expected life of options in years	4.20

A summary of the status of the Corporation’s share option plan as of September 30, 2017 and 2016, and changes during the nine months ended on those dates is presented below.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

	2017		2016
		Weighted
		Average Exercise		Weighted Average
	Number of	Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Balance at January 1	723,995	15.25	760,774	$15.59
Granted	-	-	71,494	10.65
Exercised	(80,973)	9.74	(500)	9.17
Expired and forfeited	(27,179)	14.58	(86,010)	13.82
Balance at September 30	615,843	16.00	745,758	$15.33
Exercisable at September 30	521,538	16.67	436,527	$16.18

In the three and nine month period ended September 30, 2017, there were 80,973 options exercised in exchange for 16,988 shares within the Corporation. The total proceeds to the Corporation from the exercise of these options was $60 and resulted in an increase of $395 to share capital.

As at September 30, 2017:

	Options outstanding			Options exercisable
		Weighted	Weighted
		average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number of	contractual	price (in	Number of	exercise price
Prices (in CAD$)	options	life (years)	CAD$)	options	(in CAD$)
$5.00 to $9.99	39,401	3.44	$9.89	39,401	$9.89
$10.00 to $14.99	352,002	2.55	$12.27	257,697	$12.25
$15.00 to $19.99 .	119,370	0.48	$15.98	119,370	$15.98
$20.00 and over	105,070	1.46	$30.84	105,070	$30.84
	615,843			521,538

As at September 30, 2016:

	Options outstanding			Options exercisable
		Weighted	Weighted
		average	average		Weighted
		remaining	exercise		average
Range of Exercise	Number of	contractual	price (in	Number of	exercise price
Prices (in CAD$)	options	life (years)	CAD$)	options	(in CAD$)
$5.00 to $9.99	125,618	1.71	$9.78	86,217	$9.73
$10.00 to $14.99	374,192	3.54	$12.26	140,882	$12.30
$15.00 to $19.99	132,587	1.48	$15.97	132,197	$15.96
$20.00 and over	113,361	2.46	$30.84	77,231	$30.84
	745,758			436,527

Share unit plan

On March 7, 2012, the Corporation implemented an employee share unit plan, under which employees are periodically granted Restricted Share Units (“RSUs”). The RSUs vest either over a period of up to three years or in full on the third anniversary of the grant date. A total of 16,719 and 371,592 RSUs have been granted for the three and nine months ended September 30, 2017 (2016 – 44,395 and 318,911 RSUs). As at September 30, 2017, 724,447 RSUs were outstanding (2016 – 489,263 RSUs).

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2017	480,302	$12.17
Granted	371,592	$9.42
Vested	(97,621)	$16.38
Forfeited	(29,826)	$12.22
Balance at September 30, 2017	724,447	$10.19

		Weighted Average Fair Value
	Number of RSUs	(in CAD$)
Balance at January 1, 2016	301,841	$15.38
Granted	318,911	$10.14
Vested	(54,267)	$14.99
Forfeited	(77,222)	$13.33
Balance at September 30, 2016	489,263	$12.33

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market on a periodic basis through a share purchase trust. There were 76,500 and 97,437 share units purchased by the trust at a cost of $857 and $1,053 during the three and nine months ended September 30, 2017 (2016 - nil). During the three and nine months ended September 30, 2017, 85,506 and 97,621 RSUs vested and were settled through the issuance of shares held in trust (September 30, 2016 – 28,665 and 54,627). As of September 30, 2017, 83,649 of the Corporation’s common shares were held in trust for this purpose (2016 – 99,186 shares held in trust).

The Corporation accounts for the share-based awards granted under both the share option and share unit plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs for the three and nine month periods ended September 30, 2017 is $1,321 and $3,057 (2016 - $389 and $1,747).

8. GUARANTEES AND COMMITMENTS

	Total	Year 1(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$6,975	$1,358	$1,414	$1,222	$1,172	$1,809
Principal revenue(2)	340,182	18,336	180,079	141,767	-	-
	$347,157	$19,694	$181,493	$142,989	$1,172	$1,809

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

For certain loyalty partners, the Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at each interim reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(3)	The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the principal revenue disclosure above.

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

9. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
For the period ended September 30,	2017	2016	2017	2016
Increase in funds receivable from payment processors	$(391)	$(1,484)	$(1,100)	$(687)
Increase in accounts receivable	(1,647)	(544)	(2,926)	(1,152)
Decrease (increase) in prepaid expenses and other assets	(567)	275	(1,580)	(1,022)
Decrease in other assets	-	6	2	50
Increase in accounts payable and accrued liabilities	1,437	839	484	387
Decrease in income taxes payable	(211)	-	(1,412)	-
Increase (decrease) in other liabilities	(162)	443	(89)	(450)
Increase (decrease) in payable to loyalty program partners	5,516	(7,121)	813	(5,806)
	$3,975	$(7,586)	$(5,808)	$(8,680)

10. FINANCIAL INSTRUMENTS

Determination of fair value

The fair values of funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, approximate their carrying values at September 30, 2017 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate market inputs and valuation methodologies and assumptions, as disclosed below. Considerable judgment is required to develop certain of these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at September 30, 2017 and December 31, 2016 are as follows:

POINTS INTERNATIONAL LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

As at September 30, 2017	Carrying Value	Level 2
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$831	$831
Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(36)	(36)
	$795	$795

As at December 31, 2016	Carrying Value	Level 2
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$84	$84
Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	(258)	(258)
	$(174)	$(174)

(i)

The carrying values of the Corporation’s forward contracts are included in prepaid expenses and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at September 30, 2017 and December 31, 2016 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

11. CREDIT FACILITIES

On June 30, 2017, the Corporation amended its bank credit facility agreement with Royal Bank of Canada to extend the expiry date of the credit facility. The following two facilities are available to the Corporation as of September 30, 2017:

  Revolving operating facility (“Facility #1”) of $8,500 available until May 31, 2018. The interest rate charged on borrowings from Facility #1 ranges from 0.35% to 0.75% per annum over the bank base rate.

  Term loan facility (“Facility #2”) of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation. This facility is available until May 31, 2018. The interest rate charged on borrowings from Facility #2 ranges from 0.40% to 0.80% per annum over the bank base rate.

There have been no borrowings to date under these facilities. The Corporation is required to comply with certain financial and non-financial covenants under the agreement. The Corporation is in compliance with all applicable covenants on its facilities during the three and nine months ended September 30, 2017.